Jupiter Wellness, Inc.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

Tel: (561) 244-7100

October 20, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Kristin Lochhead Kate Tillan Jeffrey Gabor
Re:	Jupiter Wellness, Inc. Registration Statement on Form S-1 Filed October 13, 2020 File No. 333-239229

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jupiter Wellness, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Daylight Time, October 21, 2020, or as soon as practicable thereafter.

Very truly yours,

Jupiter Wellness, Inc.

By: /s/ Brian John
Brian John Chief Executive Officer